Mail Stop 4561

June 2, 2006

Ron Kallus
Chief Executive Officer
VGTel, Inc.
2303 South Blvd.
Houston, TX 77098

> **Re: VGTel, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on May 23, 2006**
> **File No. 333-134408**

Dear Mr. Kallus:

This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of your registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not contain comparable deficiencies. We have noted the following deficiencies, among other matters.

FORM SB-2

General

1. The Report of Independent Registered Public Accounting Firm for VGTel, Inc., dated May 3, 2006, is unsigned.

2. You indicate that you are a development stage company and your financial statements also indicate as such. However, you did not include cumulative audited financial statements pursuant to paragraph 11 of SFAS 7.

3. In January 2006, you issued 2,760,000 shares of common stock to shareholders in exchange for VGTel's assets. This transaction appears to be a reverse acquisition however, it is not clear if the historical financial statements included in the registration statement are those of Tribeka Tek or VGTel Systems. Please explain or revise accordingly.

Ron Kallus
VGTel, Inc.
June 2, 2006
Page 2

* * * * *

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing

You may contact Kathleen Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (480) 816-9241
        William D. O'Neal, Esq.
        The O'Neal Law Firm, P.C.
        Telephone: (480) 812-5058